February 12, 2013

Mr. Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	JAVELIN Mortgage Investment Corp.
Registration Statement on Form S-11
Filed January 28, 2013
File No. 333-186256

Dear Mr. Kluck:

JAVELIN Mortgage Investment Corp. (the "Company") hereby responds to the commission Staff's comment letter, dated
February 7, 2013, regarding the Company's Form S-11 filed on January 28, 2013.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the
Company's response immediately thereafter.

General

1.	Please revise your summary and business sections to describe your activities since the IPO and your current portfolio.

The Company has revised the Summary on page 1 and the Business section on pages 57, 62, 63 and 65 to describe its activities since the IPO and to provide portfolio information as of December 31, 2012.

We believe the response provided above fully address the Staff's comments.  If you have any questions, please call me at (772) 617-4340.

Sincerely, /s/ James R. Mountain James R. Mountain Chief Financial Officer

cc:           Duc Dang

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